UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

First Commerce Community Bankshares, Inc.

(Name of the Issuer)

First Commerce Community Bankshares, Inc.

(Name of Person(s) Filing Statement)

Common Stock, $1.00 par value

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

William C. Lumpkin, Jr.

President and Chief Executive Officer

First Commerce Community Bankshares, Inc.

9464 Highway 5

Douglasville, Georgia 30135

(770) 489-3222

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

with copies to:

Thomas O. Powell

Troutman Sanders LLP

600 Peachtree Street, N.E.

Atlanta, Georgia 30308

(404) 885-3294

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation (1)	Amount of Filing Fee
$344,652	$51

(1)	Pursuant to Rule 0-11(b) under the Securities Exchange Act of 1934, the value of the securities proposed to be acquired consists of the estimated $402,545 of cash to be paid in lieu of the issuance of fractional shares of common stock in the reverse stock split.

☐	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:_________________________________________________

Form or Registration No.:_________________________________________________

Filing Party:___________________________________________________________

Date Filed:____________________________________________________________

RULE 13e-3 TRANSACTION STATEMENT

INTRODUCTION

This Rule 13E-3 Transaction Statement on Schedule 13E-3 is being filed by First Commerce Community Bankshares, Inc. (the “Company”) in connection with a proposed 1-for-500 reverse stock split. If the reverse stock split is completed, the Company will have fewer than 300 shareholders of its Common Stock.

Filed herewith as Exhibits (a)(3)(i) and (a)(3)(ii), respectively, are a Notice of Special Meeting of Shareholders and Proxy Statement (the “Proxy Statement”) and a Proxy Card that will accompany the Proxy Statement. The Proxy Statement will be distributed to the Company’s shareholders in connection with its 2004 Annual Meeting of Shareholders (the “Annual Meeting”), for the purpose of voting on a proposed amendment to the Company’s articles of incorporation that will effect the reverse stock split. The other purposes of the Annual Meeting is to elect five directors to serve until the 2007 Annual Meeting of Shareholders and to transact such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

The Company has no securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”), and consequently is not subject to Regulation 14A or 14C of the Exchange Act, which respectively regulate the solicitation of proxies and distribution of information statements to securities holders of a class of securities registered pursuant to Section 12. The Company has not elected, pursuant to Rule 13e-3(c)(2) under the Exchange Act, to use the timing procedures for conducting a solicitation subject to Regulation 14A or a distribution subject to Regulation 14C.

In accordance with General Instruction F to Schedule 13E-3, the information set forth in the Proxy Statement (including the appendices thereto) is hereby incorporation herein by reference in response to Items 1-14 of Schedule 13E-3, in the manner and to the extent specified below.

Item 1. Summary Term Sheet

The information set forth in the Proxy Statement under the caption “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information

(a) Name and Address. The name of the subject company is First Commerce Community Bankshares, Inc. The Company is a Georgia corporation with its principal place of business located at 9464 Highway 5, Douglasville, Georgia 30135. The Company’s telephone number is (770) 489-3222.

(b) Securities. As of October 25, 2004, there were 1,112,163 shares of common stock, $1.00 par value per share, of the Company outstanding.

(c) Trading Market and Price. There is no established trading market for shares of the Company’s common stock.

(d) Dividends. The Company has never paid any dividends on shares of the Company’s common stock.

(e) Price Stock Purchases. The information set forth in the Proxy Statement under the caption “Market for Our Common Stock and Our Recent Common Stock Purchases” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

(a) Name and Address. The filing person, the Company, is also the subject company, with its address and telephone number provided in Item 2(a) above. The information set forth in the Proxy Statement under the caption “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference. The name of each director and executive officer of the Company is incorporated by reference to the sections of the Proxy Statement under the captions “Election of Directors” and “Compensation of Executive Officers – Summary Compensation Table,” respectively. The address of each director and executive officer of the Company is 9464 Highway 5, Douglasville, Georgia 30135.

(b) Business and Background of Entities. Not applicable.

(c) Business and Background of Natural Persons. The name of each director and executive officer of the Company is incorporated by reference to the sections of the Proxy Statement under the captions “Election of Directors” and “Compensation of Executive Officers – Summary Compensation Table,” respectively. The address of each director and executive officer of the Company is 9464 Highway 5, Douglasville, Georgia 30135.

To the Company’s knowledge, none of the Company’s directors or executive officers has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each of the Company’s directors and executive officers is a citizen of the United States.

Item 4. Terms of the Transaction

(a)(1) Tender Offers. Not applicable.

(a)(2) Mergers or Similar Transactions. The information set forth in the Proxy Statement under the captions “Summary Term Sheet,” “Special Factors – Background of the Transaction,” “Special Factors – Purposes of and Reasons for the Reverse Stock Split,” “Special Factors – Alternatives Considered,” “Special Factors – Fairness of the Reverse Stock Split,” “Special Factors – Federal Income Tax Consequences of the Reverse Stock Split,” “Special Factors – Financial Information – Financial Information” and “Special Factors – Description of the Reverse Stock Split – Vote Required” are incorporated herein by reference.

(c) Different Terms. The information set forth in the Proxy Statement under the captions “Special Factors – Financial Effects of the Reverse Stock Split” and “Special Factors – Fairness of the Reverse Stock Split” are incorporated herein by reference.

(d) Appraisal Rights. The information set forth in the Proxy Statement under the caption “Dissenters’ Rights” is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the caption “Special Factors – Fairness of the Reverse Stock Split” is incorporated herein by reference.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contracts, Transactions, Negotiations and Agreements

(a) Transactions. Not applicable.

(b) Significant Corporate Events. Not applicable.

(c) Negotiations or Contacts. Not applicable.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the captions “Special Factors – Description of the Reverse Stock Split – Market for Our Common Stock and Our Recent Common Stock Purchases,” “Compensation of Executive Officers” and “Security Ownership of Certain Beneficial Owners and Management” are incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the captions “Summary Term Sheet” and “Special Factors – Effects of the Reverse Stock Split” are incorporated herein by reference.

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the captions “Summary Term Sheet,” “Special Factors –Effects of the Reverse Stock Split,” and “Special Factors – Description of the Reverse Stock Split” are incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects

(a)-(c) Purposes. The information set forth in the Proxy Statement under the captions “Summary Term Sheet – Purposes of and Reasons for the Reverse Stock Split,” “Special Factors – Background of the Transaction,” “Special Factors – Purposes of and Reasons for the Reverse Stock Split,” “Special Factors – Alternatives Considered,” “Special Factors – Fairness of the Reverse Stock Split,” and “Special Factors – Recommendation of the Board of Directors” are incorporated herein by reference.

(d) Effects. The information set forth in the Proxy Statement under the captions “Summary Term Sheet – Purposes of and Reasons for the Reverse Stock Split,” “Special Factors – Purposes of and Reasons for the Reverse Stock Split,” “Special Factors – Alternatives Considered,” “Special Factors – Effects of the Reverse Stock Split,” “Special Factors – Effects of the Reverse Stock Split on Our Shareholders,” “Special Factors – Fairness of the Reverse Stock Split” and “Special Factors – Federal Income Tax Consequences of the Reverse Stock Split” are incorporated herein by reference.

Item 8. Fairness of the Transaction

(a) Fairness. The information set forth in the Proxy Statement under the captions “Special Factors – Effects of the Reverse Stock Split,” “Special Factors – Effects of the Reverse Stock Split on Our Shareholders,” and “Special Factors – Fairness of the Reverse Stock Split” are incorporated herein by reference.

(b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the captions “Special Factors – Background of the Transaction,” “Special Factors – Purposes of and Reasons for the Reverse Stock Split,” “Special Factors – Alternatives Considered,” “Special Factors – Effects of the Reverse Stock Split,” “Special Factors – Effects of the Reverse Stock Split on Our Stockholders,” and “Special Factors – Fairness of the Reverse Stock Split” are incorporated herein by reference.

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the caption “Special Factors – Description of the Reverse Stock Split – Vote Required” is incorporated herein by reference.

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the caption “Special Factors – Fairness of the Reverse Stock Split” is incorporated herein by reference.

(e) Approval of Directors. The information set forth in the Proxy Statement under the caption “Special Factors – Recommendation of the Board of Directors” is incorporated herein by reference.

(f) Other Offers. Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations

(a) Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the caption “Special Factors – Fairness of the Reverse Stock Split –Valuation Opinion of Financial Advisor” is incorporated herein by reference.

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the caption “Special Factors – Fairness of the Reverse Stock Split – Valuation Opinion of Financial Advisor” and in Annex B to the Proxy Statement are incorporated herein by reference.

(c) Availability of Documents. The full text of the written valuation opinion of T. Stephen Johnson & Associates, Inc., dated October 1, 2004, is attached to the Proxy Statement as Annex B. The fairness opinion of T. Stephen Johnson & Associates, Inc. is available for inspection and copying at the Company’s principal executive office during its regular business hours by any interested common shareholder of the Company or by a representative of such shareholder who has been so designated in writing by such shareholder.

Item 10. Source and Amounts of Funds or Other Considerations

(a) Source of Funds. The information set forth in the Proxy Statement under the caption “Special Factors – Source of Funds and Expenses” is incorporated herein by reference.

(b) Conditions. None.

(c) Expenses. The information set forth in the Proxy Statement under the captions “Special Factors – Source of Funds and Expenses” and “Special Factors – Financial Effects of the Reverse Stock Split” are incorporated herein by reference.

(d) Borrowed Funds. None

Item 11. Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Proxy Statement under the captions “Compensation of Executive Officers” and “Security Ownership of Certain Beneficial Owners and Management” are incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Proxy Statement under the caption “Special Factors – Description of the Reverse Stock Split – Market for Our Common Stock and Our Recent Common Stock Purchases” is incorporated herein by reference.

Item 12. The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the caption “Recommendation of the Board of Directors” is incorporated herein by reference.

(e) Recommendation of Others. The information set forth in the Proxy Statement under the caption “Recommendation of the Board of Directors” is incorporated herein by reference.

Item 13. Financial Statements

(a) Financial Information. The information set forth in the Proxy Statement under the caption “Special Factors – Financial Information” is incorporated herein by reference.

(b) Pro Forma Information. The information set forth in the Proxy Statement under the caption “Special Factors – Financial Information” is incorporated herein by reference.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a) Solicitations or Recommendations. None.

(b) Employees and Corporate Assets. The information set forth in the first paragraph of the Proxy Statement under the caption “General information” is incorporated herein by reference.

Item 15. Additional Information

(b) Other Material Information. The information set forth in the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003, including all exhibits thereto, filed with the Securities and Exchange Commission on March 29, 2004 is incorporated herein by reference.

Item 16.	Exhibits

(a)(3)(i)	Notice of Meeting and Proxy Statement of First Commerce Community Bankshares 2004 Annual Meeting of Shareholders

(a)(3)(ii)	Proxy Card for 2004 Annual Meeting of Shareholders

(b)	None.

(c)(1)	Valuation Opinion of T. Stephen Johnson & Associates, Inc. (incorporated herein by reference to Annex B of the Proxy Statement filed as Exhibit (a)(3)(i) to this Schedule 13E-3).

(c)(2)	Summary of Valuation by T. Stephen Johnson & Associates, Inc. presented to the Board of Directors.

(d)	None.

(e)	None.

(f)	Excerpts from the Georgia Business Corporation Code relating to Dissenters’ Rights (incorporated herein by reference to Annex C of the Proxy Statement filed as Exhibit (a)(3)(i) to this Schedule 13E-3).

(g)	None.

(h)	None.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

UNIFIED FINANCIAL SERVICES, INC.

By:	/s/ William C. Lumpkin, Jr.
William C. Lumpkin, Jr.
President and Chief Executive Officer

Dated: October 25, 2004